Exhibit 99.3

TO:	Autorité des marchés financiers

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

The New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

The Prince Edward Island Office of the Superintendent of Securities

Newfoundland and Labrador Office of the Superintendent of Securities

(collectively, the “Commissions”)

CONSENT OF QUALIFIED PERSON

I hereby consent to: (i) the public filing of the technical report entitled “NI 43-101 Technical Report on the Preliminary Economic Assessment (PEA) for the Strange Lake Property Quebec, Canada” dated April 9, 2014 (the “Technical Report”) with the Commissions; and (ii) the use of extracts from, or a summary of, the Technical Report in the press release of Quest Rare Minerals Ltd. dated April 9, 2014 (the “Press Release”).

I confirm having read the Technical Report and Press Release, and that the Press Release fairly and accurately represents the information in the Technical Report.

DATED April 9, 2014

(signed) R. V. Zalnieriunas
R. V. Zalnieriunas, P.Geo.